                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
          13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT RULE 13D-2(a)
                               (AMENDMENT NO. 1 )1

                                LNB Bancorp, Inc.
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                                (Name of Issuer)

                             Shares of Common Stock
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                         (Title of Class of Securities)


                                   502100-10-0
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                                 (CUSIP Number)

                Marc C. Krantz, Kohrman Jackson & Krantz P.L.L.,
           1375 East 9th Street, Cleveland, Ohio 44114, 216-736-7204
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                December 8, 2000
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d- 1(f) or 13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

--------
         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  1 of 9 Pages

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                                  SCHEDULE 13D

CUSIP NO. 502100-10-0                                        PAGE 2 OF 9 PAGES

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1          NAME OF REPORTING PERSON
           S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON

           TURKEY VULTURE FUND XIII, LTD.
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (A)  [   ]
                                                                    (B)  [ X ]

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3          SEC USE ONLY

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4          SOURCE OF FUNDS

           WC, OO
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5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(D) OR 2(E)                                          [    ]

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6          CITIZENSHIP OR PLACE OF ORGANIZATION

           OHIO
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              NUMBER OF            7     SOLE VOTING POWER
               SHARES                    53,000
            BENEFICIALLY           -------------------------------------------
              OWNED BY             8     SHARED VOTING POWER
                EACH
              REPORTING            -------------------------------------------
               PERSON              9     SOLE DISPOSITIVE POWER
                WITH                     53,000
                                   -------------------------------------------
                                   10    SHARED DISPOSITIVE POWER

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11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           53,000
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12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                      [  ]
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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           1.3 %
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14         TYPE OF REPORTING PERSON*
           OO
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                                  2 of 9 Pages
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                                  SCHEDULE 13D
CUSIP NO. 502100-10-0                                        PAGE 3 OF 9 PAGES


------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON

           GLB BANCORP, INC.
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (A)  [   ]
                                                                    (B)  [ X ]

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3          SEC USE ONLY

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4          SOURCE OF FUNDS

------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(D) OR 2(E)                                         [    ]

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6          CITIZENSHIP OR PLACE OF ORGANIZATION

           OHIO
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              NUMBER OF            7     SOLE VOTING POWER
               SHARES                    129,233
            BENEFICIALLY           -------------------------------------------
              OWNED BY             8     SHARED VOTING POWER
                EACH
              REPORTING            -------------------------------------------
               PERSON              9     SOLE DISPOSITIVE POWER
                WITH                     129,233
                                   -------------------------------------------
                                   10    SHARED DISPOSITIVE POWER

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11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           129,233
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12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                      [  ]
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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           3.1 %
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14         TYPE OF REPORTING PERSON*
           CO
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                                  3 of 9 Pages

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                                  SCHEDULE 13D
CUSIP NO. 502100-10-0                                         PAGE 4 OF 9 PAGES


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1          NAME OF REPORTING PERSON
           S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON

           RICHARD M. OSBORNE TRUST
------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (A)  [   ]
                                                                    (B)  [ X ]

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3          SEC USE ONLY

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4          SOURCE OF FUNDS

------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(D) OR 2(E)                                         [    ]

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6          CITIZENSHIP OR PLACE OF ORGANIZATION

           OHIO
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              NUMBER OF            7     SOLE VOTING POWER
               SHARES                    121,746
            BENEFICIALLY           -------------------------------------------
              OWNED BY             8     SHARED VOTING POWER
                EACH
              REPORTING            -------------------------------------------
               PERSON              9     SOLE DISPOSITIVE POWER
                WITH                     121,746
                                   -------------------------------------------
                                   10    SHARED DISPOSITIVE POWER

------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           121,746
------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                      [  ]
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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           2.9%
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14         TYPE OF REPORTING PERSON*
           OO
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                                  4 of 9 Pages
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CUSIP: 502100-10-0

         This Amendment No.1 ("Amendment No. 1") to the original Schedule 13D Statement filed on May 1, 2000, on behalf of Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company (the "Fund"), GLB Bancorp, Inc., an Ohio corporation ("GLB"), and the Richard M. Osborne Trust, an Ohio trust (the "Trust"), is being filed for the purpose of (1) reporting certain acquisitions by the Fund of shares of common stock, par value $1.00 per share (the "Shares"), of LNB Bancorp, Inc., an Ohio corporation ("LNB") and (2) stating the Fund's belief that the Board of Directors of LNB should retain an independent investment banking firm for the purpose of analyzing strategic alternatives to maximize the value of LNB's common stock.

Item 3.           Source and Amount of Funds or Other Consideration.
                  --------------------------------------------------

         The Shares reported herein as having been acquired by the Fund were acquired for the aggregate purchase price of approximately $258,911.00 with a combination of working capital of the Fund and margin debt from First Union Securities, Inc. ("First Union"). Interest on the margin debt is computed at a select rate above the rate banks charge securities brokers ("brokers call money rate") and is subject to change, without notice, if the brokers call money rate changes. To the extent permitted by law, First Union has a lien on certain Shares reported herein as having been acquired by the Fund. A copy of the agreement setting forth the terms of the Fund's First Union margin debt is attached to the original Schedule 13D Statement as Exhibit 7.1.

Item 4.           Purpose of Transaction.
                  -----------------------

         Item 4 is amended and supplemented as follows:

         The Fund believes that there exists significant inherent value in LNB that remains unrealized by current management. To maximize the value of shareholders' investment in LNB, the Fund believes that the Board of Directors of LNB should retain an independent investment banking firm for the purpose of analyzing and reporting to the Board of Directors on strategic alternatives that may be appropriate in order to maximize the value of LNB's common stock. Such alternatives may include, but are not limited to, the sale of all or substantially all of LNB's assets or a merger or other business combination of LNB.

Item 5.           Interest in Securities of the Issuer.
                  -------------------------------------

         (a) According to the most recently available filing with the Securities and Exchange Commission by LNB, there are 4,210,847 Shares outstanding.

         The Fund beneficially owns 53,000 Shares, or approximately 1.3% of the outstanding Shares. As sole manager of the Fund, Mr. Osborne may be deemed to beneficially own all such Shares. GLB beneficially owns 129,233 Shares, or approximately 3.1% of the outstanding Shares. None of the directors or executive officers of GLB listed on Schedule A to the original Schedule 13D


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CUSIP: 502100-10-0

Statement own Shares individually. The Trust owns 121,746 Shares, or approximately 2.9% of the outstanding Shares. As sole trustee of the Trust, Mr. Osborne may be deemed to beneficially own all such Shares.

         Because of Mr. Osborne's position with the Fund, GLB and the Trust, each of them and Mr. Osborne may be deemed to be a group within the meaning of
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). If such persons are deemed to be a group within the meaning of
Section 13(d)(3) of the Exchange Act each may be deemed to beneficially own 303,979 shares, or approximately 7.2% of the outstanding shares. The Fund, GLB, the Trust, and Mr. Osborne disclaim beneficial ownership of the Shares held by other members comprising such group.

         (b) Mr. Osborne, as sole manager of the Fund, has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the 53,000 Shares owned by the Fund. GLB has sole power to vote, to direct the voting of, and the sole power to dispose or to direct the disposition of, the 129,233 Shares owned by GLB. Mr. Osborne, as sole trustee of the Trust, has the power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the 121,746 Shares owned by the Trust.

         (c) During the past 60 days, the Fund purchased 12,116 Shares in open market transactions as set forth below:

          Date                 Number of Shares             Price Per Share
          ----                 -----------------            ---------------
         10/11/00                      100                      $20.63
         10/23/00                    2,000                      $20.56
         11/13/00                    1,000                      $21.32
         11/15/00                    1,500                      $21.19
         11/16/00                    1,000                      $21.57
         11/21/00                    1,000                      $21.34
         12/04/00                    1,000                      $22.05
         12/04/00                    1,100                      $21.71
         12/06/00                    1,000                      $21.25
         12/06/00                    1,000                      $21.63
         12/07/00                    1,000                      $21.75
         12/08/00                      416                      $22.00

       During the past 60 days, neither the Trust, GLB, nor Mr. Osborne or any of the directors or executive officers of GLB listed on Schedule A to the original Schedule 13D Statement have individually purchased Shares.


                                  6 of 9 Pages

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CUSIP: 502100-10-0

Item 7.        Material to be Filed as Exhibits.
               --------------------------------


       Exhibit 7.6         Agreement of Joint Filing




                                  7 of 9 Pages

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CUSIP: 502100-10-0

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:   December 19, 2000             TURKEY VULTURE FUND XIII, LTD.


                                       By:   /s/ Richard M. Osborne
                                           -------------------------
                                           Richard M. Osborne, Manager




Dated:   December 19, 2000             GLB BANCORP, INC.


                                       By:   /s/ Richard T. Flenner, Jr.
                                           ----------------------------
                                           Richard T. Flenner, Jr., President




Dated:   December 19, 2000             RICHARD M. OSBORNE TRUST


                                       By:   /s/ Richard M. Osborne
                                           ------------------------
                                           Richard M. Osborne, Trustee



                                  8 of 9 Pages

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CUSIP: 502100-10-0

                                  Exhibit Index

Exhibit 7.6       Agreement of Joint Filing



                                  9 of 9 Pages